Exhibit 99.3

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

Cardiome Pharma Corp. (“Cardiome” or the “Corporation”)
1441 Creekside Drive, 6th floor
Vancouver, BC V6J 4S7

Item 2.	Date of Material Change

May 13, 2015

Item 3.	News Release

May 13, 2015 – Vancouver, Canada.

Item 4.	Summary of Material Change

Cardiome reported financial results for its first quarter ended March 31, 2015. Amounts, unless specified otherwise, are expressed in U.S. dollars and in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP).

Item 5.	5.1 - Full Description of Material Change

See attached press release.

5.2 – Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Jennifer Archibald, Chief Financial Officer
Telephone: 604-677-6905.

Item 9.	Date of Report

This Material Change Report is dated May 13, 2015.

1441 Creekside Drive, 6th Floor Vancouver, B.C. V6J 4S7	Tel: 604-677-6905 Fax: 604-677-6915

FOR IMMEDIATE RELEASE NASDAQ: CRME TSX: COM

Cardiome Reports First Quarter 2015 FINANCIAL Results

Cardiome to conduct conference call and webcast today,

May 13, 2015 at 8:00 a.m. Eastern (5:00 a.m. Pacific)

Vancouver, Canada, May 13, 2015 -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today reported financial results for the first quarter ended March 31, 2015. Amounts, unless specified otherwise, are expressed in U.S. dollars and in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP).

Summary Results

Cardiome recorded a net loss of $3.9 million (loss per share of $0.23) for the three months ended March 31, 2015 (Q1-2015), compared to a net loss of $3.1 million (loss per share of $0.20) for the three months ended March 31, 2014 (Q1-2014).

Revenue for Q1-2015 was $5.5 million, compared to revenue of $7.6 million for Q1-2014. The decrease was due primarily to foreign exchange, timing of distributor sales, and a decrease in AGGRASTAT® sales due to generic competition.

Generic erosion of AGGRASTAT® sales had an impact on revenues this quarter as generics have entered Germany, France and UK in line with Cardiome’s expectations. The impact has primarily been related to price and not to volume. Q1-2015 sales were also impacted by Cardiome’s decision to exit the AGGRASTAT® market in Turkey in late 2014 due to unfavorable margins in that country. Despite this, AGGRASTAT® revenues continue to exceed expectations and are forecasted to be $24-25M in 2015.

Although growth in BRINAVESS™ sales has been strong and is expected to continue, given its smaller revenue base, BRINAVESS™ sales will not completely offset the decline in AGGRASTAT® sales in the near term. Cardiome expects this trend to reverse in the future as BRINAVESS™ sales grow off of an increasing revenue base and as the Company adds additional revenue-contributing products.

Cardiome announced yesterday that it has signed an exclusive distribution agreement with AOP Orphan to market and sell ESMOCARD® in Italy, France, Spain and Belgium. ESMOCARD®, an i.v. beta-blocker used for tachycardia and hypertension, is a complimentary product to BRINAVESS™ and AGGRASTAT® that is used in the emergency room, post-surgically and in interventional cardiology; Cardiome’s primary in-hospital call points. It is estimated that with limited or no promotion, Baxter currently sells $13M of Esmolol in the markets we will be covering. The ESMOCARD® transaction will be immediately accretive in 2015 and is expected to begin contributing revenue as early as Q3 of this year.

Cost of goods sold for Q1-2015 was $1.2 million, compared to cost of goods sold of $1.5 million for Q1-2014.

Selling, general and administration (SG&A) expense for Q1-2015 was $6.3 million, compared to SG&A expense of $8.0 million for Q1-2014. The decrease was due primarily to the reversal of certain one-off expenditures accrued in prior quarters, one-time costs incurred in the prior year related to the acquisition of Correvio, and foreign exchange.

Other expense increased to $1.1 million for Q1-2015 from $0.3 million for Q1-2014. This is primarily due to interest expense incurred on the senior secured term loan facility. Cardiome entered into this term loan facility in July 2014.

Liquidity and Outstanding Share Capital

At March 31, 2015, the Company had cash and cash equivalents of $9.2 million. As of May 12, 2015, the Company had 17,205,659 common shares issued and outstanding and 1,430,340 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of CAD $5.68 per share, and 138,698 restricted share units outstanding.

Conference Call

Cardiome will hold a teleconference and webcast on Tuesday, May 13, 2015 at 8:00 am Eastern (5:00 am Pacific). To access the conference call, please dial 416-764-8688 or 888-390-0546 and use conference ID 00212153. The webcast can be accessed through Cardiome’s website at www.cardiome.com.

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through June 9, 2015. Please dial 416-764-8677 or 888-390-0541 and enter code 212153# to access the replay.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESS™ (vernakalant (IV)), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2015 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

CARDIOME PHARMA CORP.

Interim Consolidated Balance Sheets

(Unaudited)

(Expressed in thousands of U.S. dollars, except share amounts)

	March 31 2015	December 31, 2014

Assets
Current assets:
Cash and cash equivalents	$9,192	$12,708
Restricted cash	2,170	2,320
Accounts receivable, net of allowance for doubtful accounts of $421 (2014 - $596)	6,640	9,504
Inventories	4,585	5,335
Prepaid expenses and other assets	2,062	1,703
Deferred tax asset	439	439
	25,088	32,009

Property and equipment	853	811
Intangible assets	15,675	16,156
Goodwill	318	318
Other assets	718	821
	$42,652	$50,115

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$8,223	$13,057
Current portion of long-term debt	2,743	1,714
Current portion of deferred consideration	2,999	3,044
	13,965	17,815

Long-term debt	9,257	10,286
Deferred consideration	4,100	4,544
Deferred revenue	975	-
Other long-term liabilities	297	331
	28,594	32,976

Stockholders’ equity:
Common stock	286,078	284,760
Authorized - unlimited number with no par value
Issued and outstanding – 16,773,164 (2014 – 16,591,002)
Additional paid-in capital	33,797	34,229
Deficit	(322,860)	(318,973)
Accumulated other comprehensive income	17,043	17,123
	14,058	17,139
	$42,652	$50,115

CARDIOME PHARMA CORP.

Interim Consolidated Statements of Operations and Comprehensive Loss

(Unaudited)

(Expressed in thousands of U.S. dollars, except share and per share amounts)

	Three months ended
	March 31, 2015	March 31, 2014
Revenue:
Product and royalty revenues	$5,472	$7,592
Licensing and other fees	25	-
	5,497	7,592
Cost of goods sold	1,224	1,493
	4,273	6,099
Expenses:
Selling, general and administration	6,327	7,999
Research and development	62	245
Amortization	541	536
	6,930	8,780
Operating loss	(2,657)	(2,681)

Other expense:
Interest expense	674	254
Other expense (income)	69	(99)
Foreign exchange loss	380	181
	1,123	336
Loss before income taxes	(3,780)	(3,017)
Provision for income taxes	107	117
Net loss	$(3,887)	$(3,134)
Other comprehensive income (loss):
Foreign currency translation adjustments	(80)	162
Comprehensive loss	$(3,967)	$(2,972)
Loss per common share – basic and diluted	$(0.23)	$(0.20)
Weighted average number of common shares Outstanding – basic and diluted	16,670,341	15,337,166

CARDIOME PHARMA CORP.

Interim Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in thousands of U.S. dollars)

	Three months ended
	March 31, 2015	March 31, 2014
Operating activities:
Net loss	$(3,887)	$(3,134)
Items not affecting cash:
Amortization	541	536
Amortization of deferred financing fees	129	-
Write-down of inventory	95	-
Stock-based compensation	465	226
Unrealized foreign exchange gain	380	56
Changes in operating assets and liabilities:
Restricted cash	-	(25)
Accounts receivable	2,237	(508)
Inventories	655	(839)
Prepaid expenses and other assets	(385)	(1,154)
Accounts payable and accrued liabilities	(4,339)	(4,452)
Deferred revenue	975	-
Other long-term liabilities	(34)	-
Net cash used in operating activities	(3,168)	(9,294)

Investing activities:
Purchase of property and equipment	(89)	(3)
Increase in intangible assets	(13)	(12)
Net cash used in investing activities	(102)	(15)

Financing activities:
Issuance of common stock	895	13,821
Share issue costs	(38)	(1,411)
Issuance of common stock upon exercise of stock options	264	-
Payment of deferred consideration	(1,047)	(871)
Net cash provided by financing activities	74	11,539

Effect of foreign exchange rate changes on cash and cash equivalents	(320)	22
Increase (decrease) in cash and cash equivalents during the period	(3,516)	2,252
Cash and cash equivalents, beginning of period	12,708	10,984
Cash and cash equivalents, end of period	$9,192	$13,236

For Further Information:
Cardiome Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: ir@cardiome.com

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